GUARANTY

                         Dated as of May 31, 1997


           The undersigned, XRC Corp. (the "Guarantor"), hereby guarantees the due and timely performance by each of Resources High Cash, Inc. ("RHCI"), Presidio AGP Corp. ("PAGPC") and the
Guarantor, each a Delaware corporation, of all the obligations of each of RHCI, PAGPC and the Guarantor under the agreement and instrument of assignment and assumption as of this date among RHCI, PAGPC, the Guarantor and Pembroke HCP LLC (the "Purchaser"), a
Nevada limited liability company (the "Agreement"), as and when such obligations are required to be performed, including, without limitation, the obligations under section 4.1.1 of the Agreement.
           Reference is made to the provisions of the Agreement that, by the terms of the Agreement, also apply to this Guaranty, as one of the Other Agreements referred to in the Agreement.
           This Guaranty shall remain in force after any modification of the Agreement to which the Guarantor has consented in writing.
           The Guarantor shall have no liability under this Guaranty in excess of $250,000 in the aggregate. In addition, the Guarantor shall have no liability under this Guaranty, unless a claim hereunder is asserted in a written notice given to the Guarantor, and, if the claim is based upon a claim by a third party, that third party shall have asserted the claim in a written notice (a copy of which shall have been furnished to the Guarantor), prior to the earliest of (a) the third anniversary of the date of this Guaranty, (b) the date on which all or substantially all the business and assets of the Guarantor are sold or otherwise disposed of (the "Sale Date") and (c) the date the Guarantor's existence is terminated (it being understood that, prior to the earlier of the first anniversary of the date of this Guaranty or the Sale Date, the Guarantor shall not distribute or otherwise transfer to its shareholders or affiliates any of its cash or cash equivalents without adequate consideration, if such transfer would result in the Guarantor's net worth being reduced to less than $250,000). Notwithstanding anything to the contrary in this paragraph, however, the Guarantor shall maintain a net worth of at least
$250,000 at all times prior to the first anniversary of the date of this Guaranty.
           The Purchaser shall be required to make written demand upon RHCI or PAGPC for performance of its obligations under the Agreement five business days before making any demand on or invoking any rights or remedies against the undersigned, and thereafter may proceed at one time against RHCI or PAGPC, or both, and the undersigned. In any action brought by the Purchaser against the undersigned, the undersigned shall not plead as a defense that RHCI or PAGPC is legally or equitably insolvent.
           The Guarantor agrees that all present and future indebtedness and obligations of the Old GPs to the Guarantor shall be, and hereby are, subordinated to the fullest extent permitted by law to all the obligations of the Old GPs to the Purchaser and its affiliates under the Agreement and the other Other Agreements.
           Nothing in this Guaranty shall restrict the right of the Purchaser, the Guarantor or any other person or entity to assert any claim or claims it may have against RHCI, PAGPC or the Guarantor, or any or all of them, under or in respect of the Agreement.
           The obligations of the undersigned as guarantor shall be continuing and irrevocable, shall be governed by and construed in accordance with New York law applicable to agreements made and to be performed wholly in New York and cannot be changed or terminated orally.


                                       XRC CORP.



                                       By:__________________________